


August 26, 2009

The U.S. Securities and Exchange Commission
Office of International Corporate Finance,
Mail Stop 36-28, 100 F Street NE,
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

♦   **Stock Exchange of Thailand Filing, SH 057/2009**

Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant IV and V

Date: August 26, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

09046863

Enclosure

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. 0107535000257
414 Shinawatra Tower 1, Pahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 Website http://www.shincorp.com

Summary Translation Letter
To the Stock Exchange of Thailand
August 26, 2009

SH 057/2009

August 26, 2009

Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant IV and V

To: The President
The Stock Exchange of Thailand

We would like to inform you that the Board of Directors meeting No. 6/2009, held on August 14, 2009, has passed a resolution to approve the interim dividend payment for 10 April – 13 August 2009 at 1.15 baht per share, in the amount of approximately 3,681.3 million baht.

Following this resolution, the Company announced that it would pay the interim dividend for 10 April – 13 August 2009 in excess of 50% of net profit after income tax. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to the Company's directors and employees (ESOP Grants IV and V) as stated in Clause 2.6 (v) of its ESOP prospectus. In order to protect the rights of the warrant holders, the following adjustments have been made to the ESOP grants:

ESOP Grant IV	Before adjustment	After adjustment
Exercise price (baht / share)	35.124	34.273
Exercise ratio (warrant : common share)	1 : 1.18896	1 : 1.21847
Number of shares to be allotted *	19,445,000	19,495,520
ESOP Grant V	Before adjustment	After adjustment
Exercise price (baht / share)	32.693	31.901
Exercise ratio (warrant : common share)	1 : 1.15254	1 : 1.18115
Number of shares to be allotted *	15,756,100	16,838,593
Number of additional shares to be allotted after adjustment of exercise price and exercise ratio of ESOP	Total 1,133,013 shares**	

* Calculated from the remaining unexercised warrants.
** The Company will allot the additional shares to reserve for the new exercise ratio of ESOP (Grant IV and V) in the AGM 2010.

The new exercise price and exercise ratio shall be effective from 26 August 2009 or the first day of XD sign posting.